

12011850



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 2 9 2012
WASH. D.C. 196 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bass Creek Advisors, Ltd.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1109 Forest Service Road 1136
                  (No. and Street)

Stevensville   MT   59870
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Charles Rinal___ ___216 - 272 -0377___
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card, Palmer, Sibbison & Co
                  (Name – if individual, state last, first, middle name)

4545 Hinckley Parkway   Cleveland   OH   44109
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Charles Rial_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Bass Creek Advisors, Ltd_ , as of _December_ _31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLA MIELKE
NOTARY PUBLIC for the
State of Montana
Residing at Stevensville, MT
My Commission Expires
April 13, 2014.

Signature

Executive Representative & Managing Member
Title

Carola Mielke
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BASS CREEK ADVISORS, LTD.
(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2011 AND 2010





BASS CREEK ADVISORS, LTD.
(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2011 AND 2010

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

CONTENTS



Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bass Creek Advisors, Ltd.
Stevensville, Montana

We have audited the accompanying balance sheets of Bass Creek Advisors, Ltd. (an Ohio Limited Liability Company) as of December 31, 2011 and 2010, and the related statements of income and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bass Creek Advisors, Ltd. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio
February 25, 2012

FINANCIAL STATEMENTS

BASS CREEK ADVISORS, LTD.
BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

<u>ASSETS</u>

		2011		2010
CURRENT ASSETS:				
Cash and cash equivalents	$	39,194	$	16,306
Accounts receivable		16,081		-
TOTAL ASSETS	$	55,275	$	16,306

<u>LIABILITIES AND MEMBERS' EQUITY</u>

		2011		2010
CURRENT LIABILITIES:				
Accounts payable	$	10,519	$	-
MEMBERS' EQUITY		44,756		16,306
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	55,275	$	16,306

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
FEE INCOME	$ 207,500	$ 180,000
EXPENSES:		
Management fees to members	167,064	200,621
Legal, professional and regulatory fees	9,423	18,562
Travel related expenses	60,593	15,104
Printing and reproduction	6,351	15,271
Office expenses	4,542	835
Total expenses	247,973	250,393
LOSS FROM OPERATIONS	(40,473)	(70,393)
OTHER INCOME:		
Interest income	7	14
Reimbursed expenses	68,916	37,691
Total other income	68,923	37,705
NET INCOME (LOSS)	28,450	(32,688)
MEMBERS' EQUITY, BEGINNING OF YEAR	16,306	48,994
MEMBERS' EQUITY, END OF YEAR	$ 44,756	$ 16,306

The accompanying notes are an integral part of the financial staetments.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 28,450	$ (32,688)
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities:		
Increase in operating assets	(16,081)	-
Increase in operating liabilities	10,519	-
NET CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES	22,888	(32,688)
NET INCREASE (DECREASE) IN CASH		
AND CASH EQUIVALENTS	22,888	(32,688)
CASH AND CASH EQUIVALENTS,		
BEGINNING OF YEAR	16,306	48,994
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 39,194	$ 16,306

The accompanying notes are an integral part of the financial statements.

1. **NATURE OF OPERATIONS**

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission (SEC) as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer's, pursuant to Rule 1014. The Company acts as a placement agent for private equity and hedge fund shares to qualified U.S. institutions and accredited investors

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk

The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Management fees to members

Management fees to members are intended as reasonable compensation for services rendered and are accounted for as a Company expense rather than as an allocation of Company net income.

3. **DEFINED BENEFIT PLAN**

The Company participates in a multi-employer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2011 and 2010.

4. **AGREEMENT**

The Company is currently working under an agreement with a private equity fund manager to act as its placement agent. The agreement calls for monthly retainer fees to be paid to the Company as well as additional fees at closing based upon performance of the Company. Total retainer fees received in 2011 and 2010 were $207,500 and $180,000 respectively.

The private equity fund also reimburses the Company for allowed out-of-pocket expenses. These reimbursements are shown as Reimbursed Expenses on the Statements of Income.

5. **INCOME TAXES**

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

The Company has adopted guidance, as required by the Income Taxes Topic of the FASB Accounting Standards Codification regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. As of December 31, 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company records related interest expenses and penalties, if any, as a tax expense, consistent with this guidance. The Company's open audit periods are for the tax years ended December 31, 2008 through December 31, 2011. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

6. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 25, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Members' equity	$	44,756
Deductions and/or charges:		
Non allowed assets		(16,081)
Net capital before haircuts on securities positions		28,675
Less haircuts applicable to certificate of deposit		(1)
Net Capital	$	28,674
Aggregate Indebtedness	$	-
Minimum Net Capital Required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	23,674
Percentage of Aggregate Indebtedness to Net Capital		0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital
above and the Company's computation included in Part II-A of Form X-17A-5,
as of December 31, 2011.

See independent auditors' report



Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109–6009
216.621.6100   fax: 216.621.8025
website: www.cps-cpa.com

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5</u>

To the Members of
Bass Creek Advisors, Ltd.
Stevensville, Montana

In planning and performing our audit of the financial statements of Bass Creek Advisors, Ltd. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.   Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Bass Creek Advisors, Ltd. for the year ended December 31, 2011 and this report does not effect our report thereon dated February 25, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Card, Palmer, Sibbison & Co.

Card, Palmer, Sibbison & Co.
Cleveland, Ohio
February 25, 2012

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)